SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

WEYERHAEUSER COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Shares, par value $1.25 per share

(Title of Class of Securities)

962166104

(CUSIP Number of Class of Securities)

Sandy D. McDade, Esq.

Senior Vice President and General Counsel

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew J. Pitts, Esq. D. Scott Bennett, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Keith P. Bishop, Esq. Allen Matkins Leck Gamble Mallory & Natsis LLP 1900 Main Street, Fifth Floor Irvine, California 92614 (949) 553-1313	Michael E. Flynn, Esq. Brian J. Lane, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4054

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$2,418,905,000.00(1)	$311,554.96(2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of TRI Pointe Homes, Inc., as reported on the New York Stock Exchange on January 8, 2014, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger) and rounded down to the nearest cent.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the TRI Pointe Homes, Inc. Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $311,554.96, paid in connection with TRI Pointe Homes, Inc.’s Registration Statement on Form S-4, which was filed on January 9, 2014 (Registration No. 333-193248).
Form or Registration No.: Form S-4 (No. 333-193248)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Weyerhaeuser Company (“Weyerhaeuser”). This Schedule TO relates to the offer by Weyerhaeuser to exchange all issued and outstanding common shares of Weyerhaeuser Real Estate Company (“WRECO”), par value $0.04 per share (“WRECO common shares”), for common shares of Weyerhaeuser, par value $1.25 per share (“Weyerhaeuser common shares”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below).

Immediately following consummation of the Exchange Offer, a special purpose merger subsidiary of TRI Pointe Homes, Inc., a Delaware corporation (“TRI Pointe”), named Topaz Acquisition, Inc., a Washington corporation (“Merger Sub”), will be merged with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe (the “Merger”). In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of common stock of TRI Pointe (“TRI Pointe common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated May 22, 2014 (the “Prospectus—Offer to Exchange”), the Letter of Transmittal and the Exchange and Transmittal Booklet for Common Shares of Weyerhaeuser Company, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, WRECO has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-193251) (the “Registration Statement”) to register the WRECO common shares offered in exchange for Weyerhaeuser common shares tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. TRI Pointe has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-193248) to register the shares of TRI Pointe common stock into which WRECO common shares will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus—Offer to Exchange, the Letter of Transmittal, the Exchange and Transmittal Booklet for Common Shares of Weyerhaeuser Company and the Notice of Guaranteed Delivery for Common Shares of Weyerhaeuser Company, copies of which are attached hereto as Exhibits (a)(i), (a)(ii), (a)(iii) and (a)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus—Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Weyerhaeuser Company. The principal executive offices of Weyerhaeuser are located at 33663 Weyerhaeuser Way South, Federal Way, Washington 98003. Its telephone number at such office is (253) 924-2345.

(b) Securities. Weyerhaeuser common shares, par value $1.25 per share, are the subject securities in the Exchange Offer. At May 15, 2014, 585,262,958 Weyerhaeuser common shares were outstanding. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Comparison of Rights of Weyerhaeuser Shareholders and TRI Pointe Stockholders—Authorized Capital Stock” and “This Exchange Offer—Terms of This Exchange Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus—Offer to Exchange entitled “Summary—Summary Historical Common Stock Market Price and Dividend Data” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is Weyerhaeuser Company. The principal executive offices of Weyerhaeuser are located at 33663 Weyerhaeuser Way South, Federal Way, Washington 98003. Its telephone number at such office is (253) 924-2345.

The address of each of the following directors and named executive officers is c/o Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98063, and each such person’s telephone number is (253) 924-2345: Patricia M. Bedient, Debra A. Cafaro, Srinivasan Chandrasekaran, Mark A. Emmert, John I. Kieckhefer, Wayne W. Murdy, Peter M. Orser, Nicole W. Piasecki, Doyle R. Simons, Richard H. Sinkfield, D. Michael Steuert, Kim Williams and Charles R. Williamson.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Questions and Answers About this Exchange Offer and the Transactions”, “Summary”, “This Exchange Offer”, “The Transactions”, “The Transaction Agreement”, “Other Agreements” and “Comparison of Rights of Weyerhaeuser Shareholders and TRI Pointe Stockholders” and the cover page of the Prospectus—Offer to Exchange is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all Weyerhaeuser shareholders who tender their Weyerhaeuser common shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Weyerhaeuser who is a Weyerhaeuser shareholder may participate in the Exchange Offer on the same terms and conditions as all other Weyerhaeuser shareholders.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Board of Directors and Committee Information”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Grants of Plan-Based Awards for Fiscal 2013”, “Outstanding Equity Awards at Fiscal Year-End”, “Option Exercises and Stock Vested in Fiscal 2013”, “Nonqualified Deferred Compensation”, “Potential Payments Upon Termination or Change of Control”, “Section 16(a) Beneficial Ownership Reporting Compliance” and “Review, Approval or Ratification of Transactions with Related Persons” in Weyerhaeuser’s Definitive Notice and Proxy Statement filed with the SEC on February 25, 2014 is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary”, “The Transactions—TRI Pointe’s Reasons for the Transactions” and “The Transactions—Weyerhaeuser’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. The Weyerhaeuser common shares that are tendered in the Exchange Offer will be cancelled. The information set forth in the section of the Prospectus—Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Transactions” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Questions and Answers about the Exchange Offer and the Transactions”, “Summary”, “This Exchange Offer”, “The Transactions Agreement”, “Other Agreements”, “Comparison of Rights of Weyerhaeuser Shareholders and TRI Pointe Stockholders”, and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary”, “This Exchange Offer”, “The Transactions” and “The Transaction Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary”, “This Exchange Offer”, “The Transactions” and “The Transactions Agreement” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The following table shows, as of May 15, 2014, the number of common shares beneficially owned by each director and named executive officer and by all directors and all executive officers as a group as well as the number of common stock equivalent units owned by each director and named executive officer and by all directors and all executive officers as a group under the Company’s deferred compensation plans. Percentages of total beneficial ownership have been calculated based upon 585,262,958 shares, which was the total number of common shares outstanding as of May 15, 2014.

Name of Individual or Identity of Group	Voting and or Dispositive Powers (number of common shares) (1)(2)(3)(4)(5)	Percent of Class (common shares)		Common Stock Equivalent Units (6)
Directors and Executive Officers:
Patricia M. Bedient	723,334		*	78,399
Debra A. Cafaro	4,357		*	52,404
Srinivasan Chandrasekaran	426,333		*	15,537
Mark A. Emmert	11,475		*	19,648
John I. Kieckhefer	7,937,929	1.4		149,044
Wayne W. Murdy	20,273		*	17,652
Peter M. Orser	137,677		*	—
Nicole W. Piasecki	244,468		*	49,724
Doyle R. Simons	78,445		*	12,155
Richard H. Sinkfield	1,351		*	67,333
D. Michael Steuert	6,714		*	55,968
Kim Williams	11,070		*	51,258
Charles R. Williamson	17,683		*	115,702
Directors and executive officers as a group (19 persons)	10,059,315	1.7		711,614

*	Denotes amount is less than 1%
(1)	Includes the number of shares that could be acquired within 60 days of May 15, 2014 pursuant to outstanding stock options, as follows: Ms. Bedient, 620,327 shares; Mr. Chandrasekaran, 354,520 shares; Mr. Orser, 99,229 shares, Mr. Simons: 21,029 shares, and of the executive officers as a group, 1,385,600 shares.
(2)	Includes shares for which certain of the directors and nominees share voting and dispositive powers with one or more other persons as follows: Mr. Kieckhefer, 5,649,851 shares; and Ms. Piasecki, 202,020 shares.
(3)	Beneficial ownership of the common shares is disclaimed by certain of the persons listed as follows: Mr. Kieckhefer, 6,966,127 shares; Mr. Murdy, 264 shares; Ms. Piasecki, 209,698 shares; and Mr. Simons, 328 shares.
(4)	Includes RSUs granted to the directors on April 10, 2014 that will vest and be payable on April 10, 2015 in shares of the Company’s common stock, as follows: Mr. Emmert, 3,513 shares; Mr. Murdy, 3,513 shares; Mr. Steuert, 3,513 shares; Ms. Williams, 3,513 shares; and Mr. Williamson, 5,620 shares.
(5)	Includes the number of restricted stock units that vest within 60 days of May 15, 2014 as follows: Mr. Simons, 5,508 shares.
(6)	Common stock equivalent units held as of May 15, 2014 under the Fee Deferral Plan for Directors or under the Incentive Compensation Plan for Executive Officers. The common stock equivalent units will be repaid to the director or executive officer at the end of the deferral period in the form of shares of Company common stock.

(b) Securities Transactions. Based on the information available to Weyerhaeuser as of May 22, 2014, other than with respect to Weyerhaeuser employee benefit plans, the following table sets forth the transactions in Weyerhaeuser common shares by directors and executive officers of Weyerhaeuser in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share		Type of Transaction

Srinivasan Chandrasekaran	April 4, 2014	Acquired 36 shares of common stock	$29.55	*	Shares acquired through payroll contribution to Company 401(k) Plan

Jeanne M. Hillman	April 4, 2014	Acquired 43 shares of common stock	$29.55	*	Shares acquired through payroll contribution to Company 401(k) Plan

Denise M. Merle	April 4, 2014	Acquired 1 share of common stock	$29.55	*	Share acquired through payroll contribution to Company 401(k) Plan

Doyle R. Simons	April 4, 2014	Acquired 74 shares of common stock	$29.55	*	Shares acquired through payroll contribution to Company 401(k) Plan

Debra A. Cafaro	April 10, 2014	Acquired 3,513 shares of share equivalents	$28.465		Grant of restricted stock units deferred into share equivalents under Company Fee Deferral Plan for Directors

Mark A. Emmert	April 10, 2014	Acquired 3,513 shares of common stock	$28.465		Grant of restricted stock units under Company Director Fee Program

John I. Kieckhefer	April 10, 2014	Acquired 7,026 shares of share equivalents	$28.465		Grant of restricted stock units and cash payment deferred into share equivalents under Company Fee Deferral Plan for Directors

Wayne W. Murdy	April 10, 2014	Acquired 3,513 shares of common stock	$28.465		Grant of restricted stock units under Company Director Fee Program

Nicole W. Piasecki	April 10, 2014	Acquired 3,513 shares of share equivalents	$28.465		Grant of restricted stock units deferred into share equivalents under Company Fee Deferral Plan for Directors

Richard H. Sinkfield	April 10, 2014	Acquired 3,513 shares of share equivalents	$28.465		Grant of restricted stock units deferred into share equivalents under Company Fee Deferral Plan for Directors

D. Michael Steuert	April 10, 2014	Acquired 3,513 shares of common stock	$28.465		Grant of restricted stock units under Company Director Fee Program

Kim Williams	April 10, 2014	Acquired 3,513 shares of common stock	$28.465		Grant of restricted stock units under Company Director Fee Program

Kim Williams	April 10, 2014	Acquired 3,513 shares of share equivalents	$28.465	Cash payment deferred into share equivalents under Company Fee Deferral Plan for Directors

Charles R. Williamson	April 10, 2014	Acquired 5,620 shares of common stock	$28.465	Grant of restricted stock units under Company Director Fee Program

Charles R. Williamson	April 10, 2014	Acquired 5,620 shares of share equivalents	$28.465	Cash payment deferred into share equivalents under Company Fee Deferral Plan for Directors

Mark A. Emmert	April 11, 2014	Disposed of 49 shares of common stock	$28.19	Withholding of shares to satisfy tax withholding obligation in connection with vesting of restricted stock units awarded under Company Director Fee Program

Wayne W. Murdy	April 11, 2014	Disposed of 49 shares of common stock	$28.19	Withholding of shares to satisfy tax withholding obligation in connection with vesting of restricted stock units awarded under Company Director Fee Program

D. Michael Steuert	April 11, 2014	Disposed of 49 shares of common stock	$28.19	Withholding of shares to satisfy tax withholding obligation in connection with vesting of restricted stock units awarded under Company Director Fee Program

Kim Williams	April 11, 2014	Disposed of 49 shares of common stock	$28.19	Withholding of shares to satisfy tax withholding obligation in connection with vesting of restricted stock units awarded under Company Director Fee Program

Chares R. Williamson	April 11, 2014	Disposed of 73 shares of common stock	$28.19	Withholding of shares to satisfy tax withholding obligation in connection with vesting of restricted stock units awarded under Company Director Fee Program

Srinivasan Chandrasekaran	April 21, 2014	Acquired 28 shares of common stock	$28.25	*	Shares acquired through payroll contribution to Company 401(k) Plan

Jeanne M. Hillman	April 21, 2014	Acquired 46 shares of common stock	$28.25	*	Shares acquired through payroll contribution to Company 401(k) Plan

Denise M. Merle	April 21, 2014	Acquired 1 share of common stock	$28.25	*	Share acquired through payroll contribution to Company 401(k) Plan

Doyle R. Simons	April 21, 2014	Acquired 97 shares of common stock	$28.25	*	Shares acquired through payroll contribution to Company 401(k) Plan

Jeanne M. Hillman	May 2, 2014	Acquired 43 shares of common stock	$30.08	*	Shares acquired through payroll contribution to Company 401(k) Plan

Denise M. Merle	May 2, 2014	Acquired 1 share of common stock	$30.08	*	Share acquired through payroll contribution to Company 401(k) Plan

Doyle R. Simons	May 2, 2014	Acquired 91 shares of common stock	$30.08	*	Shares acquired through payroll contribution to Company 401(k) Plan

Jeanne M. Hillman	May 16, 2014	Acquired 42 shares of common stock	$30.45	*	Shares acquired through payroll contribution to Company 401(k) Plan

Denise M. Merle	May 16, 2014	Acquired 1 share of common stock	$30.45	*	Share acquired through payroll contribution to Company 401(k) Plan

Doyle R. Simons	May 16, 2014	Acquired 88 shares of common stock	$30.45	*	Shares acquired through payroll contribution to Company 401(k) Plan

*	Price per share is an estimate due to conversion of units to shares of Weyerhaeuser common stock.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

None.

Item 10.	Financial Statements.

(a) Financial Information. The audited consolidated financial statements of Weyerhaeuser for the years ended December 31, 2013 and December 31, 2012 are incorporated herein by reference to Weyerhaeuser’s Annual Report on Form 10-K, as filed with the SEC on February 18, 2014, and the unaudited financial statements of Weyerhaeuser for the quarter ended March 31, 2014 are incorporated herein by reference to Weyerhaeuser’s Quarterly Report on Form 10-Q, as filed with the SEC on April 30, 2014. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Selected Historical and Pro Forma Financial and Operating Data—Selected Historical Financial Data of Weyerhaeuser” and “Comparative Historical and Pro Forma Per Share Data” is incorporated herein by reference. The information in Exhibit 12 to Weyerhaeuser’s Annual Report on Form 10-K, as filed with the SEC on February 18, 2014 and Weyerhaeuser’s Quarterly Report on Form 10-Q, as filed with the SEC on April 30, 2014, is incorporated herein by reference. This document incorporates by reference important business and financial information about Weyerhaeuser from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus—Offer to Exchange entitled “Where You Can Find More Information; Incorporation by Reference”).

(b) Pro Forma Information. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Selected Historical and Pro Forma Financial and Operating Data—Unaudited Pro Forma Condensed Combined Financial Information of Weyerhaeuser Reflecting the Transactions” and “Comparative Historical and Pro Forma Per Share Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated May 22, 2014 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Exchange and Transmittal Information Booklet for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Notice of Guaranteed Delivery for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Notice of Withdrawal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated May 22, 2014 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press release, dated May 12, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on May 12, 2014).

(a)(5)(ii)	Press release, dated May 22, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on May 22, 2014).

(b)	None.

(d)(i)	Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, TRI Pointe Homes, Inc. and Topaz Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

(d)(ii)	Form of Tax Sharing Agreement to be entered into by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company and TRI Pointe Homes, Inc. (incorporated by reference to Exhibit 10.5 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

(g)	None.

(h)	Form of Opinion of Covington & Burling LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEYERHAEUSER COMPANY

By:	/s/ Devin W. Stockfish

	Name:	Devin W. Stockfish

	Title:	Corporate Secretary

Dated:	May 22, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated May 22, 2014 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Exchange and Transmittal Information Booklet for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Notice of Guaranteed Delivery for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Notice of Withdrawal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated May 22, 2014 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press release, dated May 12, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on May 12, 2014).

(a)(5)(ii)	Press release, dated May 22, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on May 22, 2014).

(b)	None.

(d)(i)	Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, TRI Pointe Homes, Inc. and Topaz Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

(d)(ii)	Form of Tax Sharing Agreement to be entered into by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company and TRI Pointe Homes, Inc. (incorporated by reference to Exhibit 10.5 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

(g)	None.

(h)	Form of Opinion of Covington & Burling LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).